Exhibit (a)(5)(i)


                  INVENSYS EXTENDS DEADLINE FOR BAAN OFFER
                 ANNOUNCES RESULTS OF ACCEPTANCES RECEIVED

Invensys plc today announces that it is extending the deadline for its offer to acquire Baan Company NV, until 3pm Amsterdam (9am New York City time) time on Tuesday 25 July 2000.

The cash offer of Euro 2.85 per share is not being increased and the 95% acceptance condition is not being waived. All other conditions have already been met. At this time, Invensys is not accepting those shares that have already been tendered.

To date, Invensys has received acceptances or has purchased a total of 58% of Baan, represented by acceptances for 89 million shares (33%) and purchases of 66 million shares (25%).

Failure to accept this Offer increases the likelihood that the remaining condition of the Offer will not be met and Baan will therefore be left to face a difficult and uncertain future.

Invensys urges all remaining shareholders to follow the recommendations of Baan's Management and Supervisory Boards and accept the Offer without delay.

                                * * * * * *

Baan shareholders should read Invensys' formal Offer to purchase, which sets forth the terms and conditions of the Offer and provides instructions as to what Baan shareholders must do to tender their shares. The Offer documentation also includes a Dutch language summary of the Offer and questions and answers relating to the Offer. The Offer documentation is available on the Baan web-site (www.baan.com). In addition, Baan shareholders may obtain copies of these documents by calling the custodian, bank or broker through which they hold their shares, or by calling D.F. King & Co., Inc., the information agent for the Offer (in USA and Canada, call (800) 848-3409; all others call collect (1 212 269-5550).